PROSPECTUS SUPPLEMENT
(To Prospectus dated October 3, 1996)

[ANHEUSER-BUSCH COMPANIES, INC. LOGO]

ANHEUSER-BUSCH COMPANIES, INC.

$250,000,000
7.1% Notes due June 15, 2007
Interest payable June 15 and December 15

ISSUE PRICE: 99.921%

The Notes will be redeemable at the option of the Company at any time on or after June 15, 2004, as set forth herein.

The Notes will be issued and registered only in the name of Cede & Co., as nominee for The Depository Trust Company, New York, New York (the "Depositary"), as registered owner of all of the Notes, to which principal and interest payments on the Notes will be made. Individual purchases will be made only in book-entry form (as described herein). Purchasers of such book-entry interests in the Notes will not receive physical delivery of certificates and must maintain an account with a broker, dealer or bank that participates in the Depositary's book-entry system. See "Book-Entry Securities" in the accompanying Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                                           UNDERWRITING
                                                              PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                             PUBLIC(1)    COMMISSIONS(2)   COMPANY(3)
------------------------------------------------------------------------------------------------------
Per Note                                                    99.921%       0.650%          99.271%
------------------------------------------------------------------------------------------------------
Total                                                       $250,000,000  $1,625,000      $248,177,500
------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from June 11, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated at $150,000.

The Notes are being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the Notes will be delivered in book-entry form only, on or about June 11, 1997, through the facilities of the Depositary, against payment therefor in immediately available funds.

J.P. MORGAN & CO.
                            DILLON, READ & CO. INC.
                                                            GOLDMAN, SACHS & CO.

June 6, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the accompanying Prospectus in connection with the offer contained in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer by the Company or by any Underwriter to sell securities in any state to any person to whom it is unlawful for the Company or such Underwriter to make such offer in such state. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
PROSPECTUS SUPPLEMENT
Ratio of Earnings to Fixed Charges..........................    S-3
Description of Notes........................................    S-3
Underwriting................................................    S-4
Legal Opinion...............................................    S-5
PROSPECTUS
Available Information.......................................      2
Incorporation of Documents by Reference.....................      2
The Company.................................................      3
Use of Proceeds.............................................      3
Description of Debt Securities..............................      3
Book-Entry Securities.......................................     10
Plan of Distribution........................................     11
Legal Opinion...............................................     12
Experts.....................................................     12

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

     THREE MONTHS
    ENDED MARCH 31,       YEAR ENDED DECEMBER 31,
    ---------------   --------------------------------
      1997    1996     1996      1995      1994      1993      1992
      ----    ----     ----      ----      ----      ----      ----
     7.5x    7.8x(1)  8.1x(2)   6.6x(3)    7.7x     5.8x(4)   7.7x

     For purposes of this ratio, earnings have been calculated by adding to income before income taxes the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense deemed to represent interest.

     (1) The ratio includes the gain from the sale of the Cardinals which increased income before income taxes by $54.7 million. Excluding this one-time gain, the ratio would have been 7.0x.

     (2) The ratio includes the gain from the sale of the Cardinals which increased income before income taxes by $54.7 million. Excluding this one-time gain, the ratio would have been 7.9x.

     (3) The ratio includes the impact of the Tampa brewery shutdown and the reduction of wholesaler inventories. Excluding these non-recurring items, the ratio would have been 7.6x.

     (4) The ratio includes the impact of the Company's restructuring charge which decreased income before income taxes by $401.3 million. Excluding this one-time charge, the ratio would have been 7.5x.

                              DESCRIPTION OF NOTES

     The Notes offered hereby by Anheuser-Busch Companies, Inc. (the "Company") are to be issued under an Indenture dated as of August 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank, as Trustee, which is more fully described in the accompanying Prospectus under "Description of Debt Securities".

     The Notes will bear interest at the rate of 7.1% per annum from June 11, 1997, payable semi-annually on each June 15 and December 15, commencing on December 15, 1997. Interest will be paid to the persons in whose names the Notes are registered at the close of business on the June 1 or December 1 preceding the payment date.

     The Notes will be issued in book-entry form, as a single Note registered in the name of the nominee of The Depository Trust Company, which will act as Depositary, or in the name of the Depositary. Beneficial interests in book-entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus under "Book-Entry Securities", owners of beneficial interests in a global Note will not be considered the Holders thereof and will not be entitled to receive physical delivery of Notes in definitive form.

     The Notes will be redeemable at the option of the Company at any time on or after June 15, 2004, in whole or in part, upon not fewer than 30 days' nor more than 60 days' notice, at a Redemption Price equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption.

                                  UNDERWRITING

     The names of the Underwriters of the Notes, and the principal amount thereof which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement dated June 6, 1997 and the related Terms Agreement dated June 6, 1997, are as follows:

                                                                PRINCIPAL AMOUNT
                        UNDERWRITER                                 OF NOTES
                        -----------                             ----------------
J.P. Morgan Securities Inc..................................      $ 86,000,000
Dillon, Read & Co. Inc......................................        82,000,000
Goldman, Sachs & Co.........................................        82,000,000
                                                                  ------------
          Total.............................................      $250,000,000
                                                                  ============

     If any Notes are purchased by the Underwriters, all Notes will be so purchased. The Underwriting Agreement contains provisions whereby, if any Underwriter defaults in an obligation to purchase Notes and if the aggregate obligations of all Underwriters so defaulting do not exceed $25,000,000 principal amount of Notes, the remaining Underwriters, or some of them, must assume such obligations.

     The Notes are being initially offered severally by the Underwriters for sale directly to the public at the price set forth on the cover hereof under "Price to Public" and to certain dealers at such price less a concession not in excess of .40% of the principal amount. The respective Underwriters may allow, and such dealers may reallow, a concession not exceeding .25% of the principal amount on sales to certain other dealers. The offering of Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Notes. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Mr. Douglas A. Warner III, a director of the Company, is the President, Chief Executive Officer and Chairman of the Board of Directors of J.P. Morgan & Co. Incorporated, the parent corporation of J.P. Morgan Securities Inc. In the ordinary course of their respective businesses, J.P. Morgan Securities Inc. and certain of its affiliates have engaged, and expect in the future to engage, in investment banking or commercial banking transactions with the Company.

     Mr. Peter M. Flanigan, a director of the Company, is a Director of Dillon, Read & Co. Inc. Dillon, Read & Co. Inc. has provided from time to time, and expects in the future to provide, investment banking services to the Company, for which it has received and will receive customary fees and commissions.

                                 LEGAL OPINION

     Certain legal matters relating to the Notes are being passed upon for the Company by its counsel, Bryan Cave LLP, St. Louis, Missouri. Certain legal matters relating to the offering are being passed upon for the Underwriters by their counsel, Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.